UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING
INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNOUNCEMENT OF 2009 ANNUAL RESULTS

SUMMARY

Financial

The Board of Directors is pleased to announce the audited results of the Company for the year ended December 31, 2009.

Highlights include:

Sales decreased by 20.9% from US$1,353.7 million for 2008 to US$1,070.4 million for 2009, primarily due to a decrease in overall wafer shipments. For the full year 2009, the overall wafer shipments were 1,376,663 units of 8-inch equivalent wafers, down 14.6% year-on-year.

The average selling price1 of the wafers the Company shipped decreased by 7.5% from US$840 per wafer to US$778. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 38.2% to 47.5% between these two periods.

This announcement is made pursuant to Rules 13.09(1) and 13.49(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1       Based on simplified average selling price which is calculated as total revenue divided by total shipments.

The Directors of Semiconductor Manufacturing International Corporation (‘‘SMIC’’ or the ‘‘Company’’) are pleased to announce the audited consolidated results of the Company and its subsidiaries (the ‘‘Group’’) for the year ended December 31, 2009 as follows:

CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘‘SAFE HARBOR’’ PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This annual report may contain, in addition to historical information, ‘‘forward-looking statements’’ within the meaning of the ‘‘safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like ‘‘believe,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘project’’ and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

In 2009, SMIC continued to expand its product portfolio and customer base despite the unprecedented challenging business environment due to a downturn in the global economy, which began in the fourth quarter of 2008. Still, the Company continued to benefit from its strategic position in China — the largest and fastest growing integrated circuits market, and saw a steady growth in the region, in particular, through the implementation of the stimulus package that stirred strong domestic demand. As our business began to improve and recover in 2009, with our utilization rate rebounding to 91.5% in the fourth quarter, we also saw a significant growth in the revenue generated from the more advanced technology nodes of 0.13-micron and below.

Financial Overview
During 2009, we generated US$283.6 million in cash from operations. Capital expenditures in 2009 totaled US$189.9 million, which was mainly allocated to 45-nanometer research and development, capacity expansion of 200 millimeter wafer fabs in Shanghai and Tianjin, DRAM to logic capacity conversion in our Beijing fab, and Shenzhen land-use rights and equipment acquired for the Shenzhen project. Looking ahead, we believe that the worst is behind us, but we will continue to exercise tight controls over capital expenditures, improve efficiency, foster innovation, and enhance our financial position as we strive for sustained profitability.

Customers and Markets
SMIC serves a global customer base, comprised of leading independent design manufacturers (IDMs), fabless semiconductor companies, and system companies. Leveraging on our strategic position in China, we have seen our Greater China business grow strongly during the year, contributing 36% to the overall revenue for 2009, an increase from 31% in 2008.

Geographically, North American customers, which contributed 59% of the overall revenue, remained as the largest customer base for SMIC in 2009, displaying a strong growth in the advanced nodes. In other regions, Mainland China customers contributed 20% of the total revenue in 2009, followed by Taiwan customers at 15%.

Communication applications, which contributed 50% of our overall revenue, continued to be our strongest sector. Similarly, contribution from consumer applications also grew from 32% of revenue in 2008 to 38% in 2009. Our North American customers, which include leading IDM and fabless semiconductor companies, showed strong demand in communications products, mainly in mobile, networking and WLAN (Wireless Local Area Network) applications. Our Chinese customers, on the other hand, showed strong demand for both consumer and communications products, including digital television (DTV), set-top box (STB), mobile, portable media player (PMP), and personal digital assistant (PDA) applications.

In terms of revenue breakdown by technology node, revenue contribution from business at the 0.13-micron node and below has grown to 48% in 2009 as compared to 39% in 2008, while revenue from 65-nanometer technology revenue contributed 1% of wafer revenue in 2009. Advanced logic revenue from the 0.13-micron node and below grew by more than 135% in the first quarter of 2009 and continued throughout the year. In addition, our 45-nanometer low-power technology development is on schedule, while we have extended our technology offering down to 40-nanometer, plus an extension to include 55-nanometer.

In 2009, we engaged 74 new customers, and the majority of which were Chinese fabless companies, where we experienced the fastest growth. Notably, our China business has been growing steadily not only from a revenue perspective, but also based on the number of new designs using more advanced technology nodes — some pursuing 65-nanometer. This trend also signifies that China is quickly catching up to the rest of the world in terms of its innovation and design capabilities. Promising new players with innovative designs and applications continue to emerge among the Chinese fabless companies, and we are producing a broad range of applications for them, including CMOS image sensor (CIS), Mobile CMMB, HDTV, RFID, wireless and other products. To this end, SMIC remains committed to collaborating with our existing and new customers in China, and further solidifying our position as the leading foundry in the market. At the same time, we will also continue to expand our presence in the global arena.

Research and Development
In 2009, our research and development expenses were $160.8 million, which represented 15.0% of our sales.

The research and development efforts were focused primarily on our logic platform and system-on-chip (SOC) applications. SMIC in 2009 has achieved many significant milestones. Early on in the year, Synopsis and SMIC released an enhanced 90-nanometer hierarchical, multi-voltage RTL-to-GDSII reference design flow that will provide advanced synthesis with built-in capability of design-for-test (DFT) and design-for-manufacturing (DFM). In April 2009, working with a leading Chinese domestic fabless company, we developed a 90-nanometer digital photo frame chip, which is the most integrated multimedia SOC in the market. For advanced CMOS logic, SMIC demonstrated a silicon success in our 45-nanometer process ahead of schedule, and also added new IP libraries in 65-nanometer and 90-nanometer technology nodes. In addition, the Company successfully developed the 0.11 micron CMOS image sensor (CIS) process technology, one of the advanced process technologies for CIS currently available in the industry. In Non-Volatile Memory (NVM) technology, the 0.13-micron ETox products went into production in early 2009 and 90-nanometer ETox products are currently in risk production. Our research and development in the Micro-Electromechanical System (MEMS) areas also advanced to risk production for the first customer in 2009. Other areas of phase-change memory, HV, mix-signal-signal, and radio frequency (RF) technologies were also successfully developed for smaller size, less power, and lower cost to meet customer demands.

We employ approximately 700 research and development engineers, with experience in the semiconductor industry and with advanced degrees from leading universities around the world and in China.

Litigation
The Company settled all pending litigation with TSMC on November 9, 2009, with a Settlement Agreement (the ‘‘2009 Settlement Agreement’’). The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them, including the counterclaims the Company filed against TSMC in the California case, which had not yet been decided. The terms of the 2009 Settlement Agreement include the following:

1)	Entry of judgement and mutual release of all claims that were or could have been brought in the pending lawsuits;

2)	Termination of SMIC’s obligation to make remaining payments under prior settlement agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years — US$15 million payable by December 31, 2009, US$80 million payable by December 31, 2010, US$30 million payable by December 31, 2011, US$30 million payable by December 31, 2012 and US$30 million payable by December 31, 2013);

4)	Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share. Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals; and

5)	Certain remedies in the event of breach of this settlement.

Outlook for 2010
Our overall outlook for 2010 is positive as we see an improved economy supporting an overall strengthening of the Company’s foundation. With legal settlement behind us, we start afresh. A new management team is ready to take on the approaching challenges.

Gross margin recovered to 10.5% by the last quarter of 2009 and is aimed to continue in the double-digits throughout 2010. In addition, our product mix continues to improve, as customers migrate to technology nodes with higher ASP, and our 65-nanometer continues to ramp up. Capital expenditure spending is being controlled and is focused on products with higher ASP.

The overall semiconductor market is better, and furthermore the China market looks even stronger. We are optimistic about SMIC’s performance in 2010 and look forward to seizing opportunities to improve our business in this year of change.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Consolidated Financial Data
The summary consolidated financial data presented below as of and for the years ended December 31, 2007, 2008 and 2009 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2005 and 2006 and for the two years then ended is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with United States generally accepted accounting principles (‘‘U.S. GAAP’’).

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$1,171,319	$1,465,323	$1,549,765	$1,353,711	$1,070,387
Cost of sales(1)	1,105,134	1,338,155	1,397,038	1,412,851	1,184,589
Gross profit (loss)	66,185	127,168	152,727	(59,140)	(114,202)
Operating expenses (income):
Research and development	78,865	94,171	97,034	102,240	160,754
General and administrative	35,701	47,365	74,490	58,841	215,566
Selling and marketing	17,713	18,231	18,716	20,661	26,566
Litigation settlement	—	—	—	—	269,637
Amortization of acquired intangible
assets	20,946	24,393	27,071	32,191	35,064
Impairment loss of long-lived assets	—	—	—	106,741	138,295
Income from sale of equipment and
other fixed assets	—	(43,122)	(28,651)	(2,877)	3,832
Total operating expenses, net	153,225	141,038	188,659	317,797	849,714
Income (loss) from operations	(87,040)	(13,870)	(35,932)	(376,937)	(963,917)
Other income (expenses):
Interest income	11,356	14,916	12,349	11,542	2,591
Interest expense	(38,784)	(50,926)	(37,936)	(50,767)	(24,699)
Change in the fair value of
commitment to issue shares and
warrants	—	—	—	—	(30,101)
Foreign currency exchange gain
(loss)	(3,355)	(21,912)	11,250	3,230	4,180
Others, net	4,462	1,821	2,238	7,429	4,626
Total other income (expense), net	(26,322)	(56,101)	(12,100)	(28,566)	(43,403)
Income(Loss) before income tax	(113,362)	(69,971)	(48,032)	(405,503)	(1,007,319)
Income tax benefit (expense)	(285)	24,928	29,720	(26,433)	46,624
Loss from equity investment	(1,379)	(4,201)	(4,013)	(444)	(1,782)
Net income (loss) before cumulative
effect of a change in accounting
principle	(115,026)	(49,244)	(22,324)	(432,380)	(962,478)
Cumulative effect of a change in
accounting principle	—	5,154	—	—	—
Net income(loss)	(115,026)	(44,090)	(22,324)	(432,380)	(962,478)
Accretion of interest to non-
controlling interest	251	(19)	2,856	(7,851)	(1,060)
Income (loss) attributable to holders
of ordinary shares	(114,775)	(44,109)	(19,468)	(440,231)	(963,537)
Income (loss) per share, basic	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.04)
Income (loss) per share, diluted	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.04)
Shares used in calculating basic
income (loss) per share(2)(3)	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084
Shares used in calculating diluted
income (loss) per share(2)(3)	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2005, 2006, 2007, 2008 and 2009 basic income (loss) per share did not differ from diluted loss per share.

(3)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of ordinary shares in March 2004 (the ‘‘Global Offering’’).

	As of December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$585,797	$363,620	$469,284	$450,230	$443,463
Restricted Cash	—	—	—	6,255	20,360
Short-term investments	13,796	57,951	7,638	19,928	—
Accounts receivable, net of
allowances	241,334	252,185	298,388	199,372	204,290
Inventories	191,238	275,179	248,310	171,637	193,705
Total current assets	1,047,465	1,049,666	1,075,302	926,858	907,058
Land use rights, net	34,768	38,323	57,552	74,293	78,112
Plant and equipment, net	3,285,631	3,244,401	3,202,958	2,963,386	2,251,614
Total assets	4,586,633	4,541,292	4,708,444	4,270,622	3,524,077
Total current liabilities	896,038	677,362	930,190	899,773	1,031,523
Total long-term liabilities	622,497	817,710	730,790	578,689	661,472
Total liabilities	1,518,535	1,495,072	1,660,980	1,478,462	1,692,995
Non-controlling interest	38,782	38,800	34,944	42,795	34,842
Total stockholders’ equity	$3,029,316	$3,007,420	$3,012,519	$2,749,365	$1,796,240

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net income (loss)	$(111,026)	$(49,244)	$(22,324)	$(432,380)	$(962,478)
Adjustments to reconcile net income
(loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization	769,472	919,616	706,277	761,809	748,185
Net cash provided by (used in)
operating activities	648,105	769,649	672,465	569,782	283,566
Purchases of plant and equipment	(872,519)	(882,580)	(717,171)	(669,055)	(217,269)
Net cash used in investing activities	(859,652)	(917,369)	(643,344)	(761,713)	(211,498)
Net cash provided by (used in)
financing activities	190,364	(74,440)	76,637	173,314	(78,902)
Net increase (decrease) in cash and
cash equivalents	(21,376)	(222,177)	105,664	(19,054)	(6,767)
Other Financial Data:
Gross margin	5.7%	8.7%	9.9%	–4.4%	–10.7%
Operating margin	–7.4%	–0.9%	–2.3%	–27.8%	–90.1%
Net margin	–9.8%	–3.0%	–1.3%	–32.5%	–90.0%
Operating Data:
Wafers shipped (in units):
Total(1)	1,347,302	1,614,888	1,849,957	1,611,208	1,376,663

(1)	Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales

Sales decreased by 20.9% from US$1,353.7 million for 2008 to US$1,070.4 million for 2009, primarily due to a decrease in overall wafer shipments. For the full year 2009, the overall wafer shipments were 1,376,663 units of 8-inch equivalent wafers, down 14.6% year-on-year.

The average selling price1 of the wafers the Company shipped decreased by 7.5% from US$840 per wafer to US$778. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 38.2% to 47.5% between these two periods.

Cost of sales and gross profit (loss)

Cost of sales decreased by 16.2% from US$1,412.9 million for 2008 to US$1,184.6 million for 2009. Out of the total cost of sales for 2009, US$575.1 million was attributable to depreciation of plant and equipment and another $23.5 million was attributable to amortization of deferred costs and share-based compensation costs. Out of the total cost of sales for 2008, US$663.1 million was attributable to depreciation of plant and equipment and another $28.4 million was attributable to amortization of deferred costs and share-based compensation costs.

The Company had a gross loss of US$114.2 million for 2009 compared to a gross loss of US$59.1 million in 2008. Gross margins were -10.7% in 2009 compared to -4.4% in 2008. The decrease in gross margins was due to market downturn experienced in the first quarter of 2009.

Operating income, expenses and loss from operations

Operating expenses increased by 167.4% from US$317.8 million for 2008 to US$849.7 million for 2009 primarily due to charges related to settlement of litigation.

Research and development expenses increased by 57.2% from US$102.2 million for 2008 to US$160.8 million for 2009. The Company received fewer government subsidies for research & development expenses in 2009 compared to 2008; however, expenses associated with 45-nanometer technology development in the Shanghai 12-inch project also increased in 2009.

General and administrative expenses increased by 266.4% to US$215.6 million for 2009 from US$58.8 million for 2008, primarily due to an increase in legal fees.

Selling and marketing expenses increased by 28.6% from US$20.7 million for 2008 to US$26.6 million for 2009, due to an increase in sales and marketing activities.

As described in ‘‘Note 11. — Acquired intangible assets, net’’, the amortization of acquired intangible assets increased from US$32.2 million for 2008 to US$35.1 million for 2009.

Additional charges were recognized under operating expense in the fourth quarter of 2009, of which $269.6 million was related to the settlement of litigation and $138.3 million was related to long-lived asset impairment. The total amount of the settlement litigation charge including the portion classified under non-operating expense was $299.7 million.

1       Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Other income (expenses)

As a result, the Company’s loss from operations was US$963.9 million in 2009 compared to loss from operations of US$376.9 million in 2008. Operating margin was (90.1)% and (27.8)%, for 2009 and 2008 respectively.

Other expenses increased from US$28.6 million in 2008 to US$43.4 million in 2009 primarily due to an increase in interest expense. This increase in interest expense is primarily due to a change in the fair value of the commitment to grant shares and warrants in the amount of $30.1 million related to the litigation settlement. Foreign exchange gain from non-operating activities increased from US$3.2 million in 2008 to US$4.2 million in 2009. Total foreign exchange gain, combining the operating and non-operating activities, was US$7.3 million in 2009 as compared to US$11.4 million in 2008.

Net income (loss)

Due to the factors described above, the Company recorded a net loss of US$963.5 million in 2009 compared to a net loss of US$440.2 million in 2008.

Bad debt provision

The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made in 2009, 2008 and 2007 amounted to US$115.8 million, US$1.3 million, and US$0.5 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

The Company ceased its recognition of management revenue in the second quarter of 2009 due to issues of collectability. Furthermore, the Company recorded a $115.8 million bad debt provision in 2009, of which $93.5 million and $21.1 million are due to long outstanding overdue debt relating primarily to management revenue for services rendered and related equipment sold, respectively.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2009, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

		Payments due by period Less than
Contractual obligations	Total	1 year	1–2 years	3–5 years	After 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$286,864	$286,864	$—	$—	$—
Long-term debt secured long-term loans	756,437	205,784	334,995	215,658	—
Operating lease obligations(1)	5,439	743	453	361	3,882
Purchase obligations(2)	146,506	146,506	—	—	—
Other long-term obligations(3)	189,946	101,842	33,339	54,765	—
Total contractual obligations	$1,385,192	$741,739	$368,787	$270,784	$3,882

(1)	Represents our obligations to make lease payments to use the land on which our fabs and other office equipment we have leased.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)	Includes the settlement with TSMC for an aggregate of $200 million payable in installments over five years and the other long-term liabilities relating to certain license agreements.

As of December 31, 2009, the Company’s outstanding long-term liabilities primarily consisted of US$756.4 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in December 2012.

2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (‘‘SMIC Shanghai’’) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirements for SMIC Shanghai. This facility is secured by the manufacturing equipment located in the SMIC Shanghai 8-inch fabs. The Company has guaranteed SMIC Shanghai’s obligations under this facility. As of December 31, 2007, SMIC Shanghai had fully drawn down on this loan facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2009, SMIC Shanghai had repaid US$472 million according to the repayment schedule. In 2009, the interest rate on the loan ranged from 1.18% to 3.18%. The interest expense incurred in 2009, 2008 and 2007 were US$5.5 million, US$17.0 million and US$17.3 million, respectively, of which US$0.2 million, US$5.4 million and US$3.3 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the long-term facility is collateralized by certain equipment at the original cost of US$1,815 million as of December 31, 2009.

The long-term loan agreement entered into in June 2006 contains the following covenants:

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement.

Financial covenants for SMIC Shanghai including:

1.	Consolidated tangible net worth of no less than US$1,200 million;

2.	Consolidated total borrowings to consolidated tangible net worth of:

(a) no more than 60% for periods up to and including 31 December 2008; and

(b) no more than 45% thereafter;

3.	Consolidated total borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x; and

4.	Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Financial covenants for the Company, as the guarantor, including:

1.	Consolidated tangible net worth of no less than US$2,300 million;

2.	Consolidated net borrowings to consolidated tangible net worth of:

	(a)	no more than 50% for period up to and including 30 June 2009;

	(b)	no more than 40% thereafter; and

3.	Consolidated net borrowings to trailing four quarters EBITDA of:

	(a)	no more than 1.50x for periods up to and including 30 June 2009; and no more than 1.30x thereafter.

SMIC Shanghai is exempted from the covenants by the lenders. Furthermore, the Company is currently working with the lenders to refinance the remainder of the USD loan and expects the completion of this restructuring in the near future from the date of this report.

2009 USD & RMB Loan Facility. In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a new two-year loan facility in the principal amount of US$80 million and RMB200 million respectively with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate needs for SMIC Shanghai’s 12-inch fab. As of December 31, 2009, SMIC Shanghai had drawn down US$70 million and RMB200 million (US$29.3 million) respectively, on this loan facility. The principal amount is repayable on June 2011. In 2009, the interest rate on the loan ranged from 3.10% to 4.86%. The interest expense incurred in 2009 was US$1.3 million, of which US$0.1 million was capitalized as additions to assets under construction in 2009.

The total outstanding balance of the facilities is collateralized by certain equipment with an original cost of US$362 million as of December 31, 2009.

2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (‘‘SMIC Beijing’’) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. This facility is secured by the manufacturing equipment located in the SMIC Beijing 12-inch fabs. The Company has guaranteed SMIC Beijing’s obligations under this facility. As of December 31, 2006, SMIC Beijing had fully drawn down US$600.0 million on this loan facility. The principal amount is repayable starting in December 2007 in six semi-annual installments. In 2008 and 2007, SMIC Beijing had repaid US$200.0 million and US$100.0 million respectively, according to the repayment schedule. On June 26, 2009, SMIC Beijing entered into an amendment to the syndicated loan agreement to extend the repayment date of the outstanding balance commencing from June 28, 2009 to December 28, 2011 and onwards. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The interest rate on this loan facility in 2009 ranged from 2.64% to 3.46%. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest expense incurred in 2009, 2008 and 2007 were US$10.2 million, US$25.6 million and US$42.2 million, of which US$0.5 million, US$1.6 million and US$2.3 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,314 million as of December 31, 2009.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

SMIC Beijing has complied with these covenants as of December 31, 2009.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The draw down period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$22 million for SMIT and US$115 million for SMIS as of December 31, 2009.

As of December 31, 2009, SMIC Tianjin had drawn down EUR15.1 million and repaid an aggregated amount of EUR 12.1 million. As of December 31, 2009, the remaining balance is EUR3.0 million, the equivalent of US$4.3 million. In 2009, the interest rate on the loan ranged from 0.73% to 2.75%. The interest expenses incurred in 2009, 2008 and 2007 were US$0.2 million, US$0.6 million and US$0.7 million of which US$0.03 million, US$0.1 million and US$0.06 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the facility is collateralized by certain of SMIC Tianjin’s plant and equipment at the original cost of US$22 million as of December 31, 2009.

As of December 31, 2009, SMIC Shanghai had drawn down EUR56.9 million and repaid an aggregated amount of EUR24.9 million. As of December 31, 2009, the remaining balance is EUR32.0 million, the equivalent of US$45.9 million. In 2009, the interest rate on the loan ranged from 0.83% to 2.28%. The interest expenses incurred in 2009, 2008 and 2007 were US$1.1 million, US$2.1 million and US$0.3 million, respectively, of which US$0.03 million, US$0.7 million and US$0.02 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of US$115 million as of December 31, 2009.

2006 Loan Facility (SMIC Tianjin). In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (‘‘SMIC Tianjin’’) entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2009 SMIC Tianjin had drawn down US$259 million from the facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. As of December 31, 2009, SMIC Tianjin had early repaid US$80 million and the outstanding balance was $179 million. In 2009, the interest rate on the loan ranged from 1.69% to 3.11%. The interest expenses incurred for the years ended December 31, 2009, 2008 and 2007 were US$8.0 million, US$9.1 million and US$0.3 million, respectively, of which US$1.55 million, US$1.8 million and US$0.02 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$631 million as of December 31, 2009.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the loan agreement:
  [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses <1; and

  The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
SMIC Tianjin has complied with these covenants as of December 31, 2009.

Short-term Credit Agreements. As of December 31, 2009, the Company had nineteen short-term credit agreements that provided total credit facilities up to US$336.9 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down US$286.9 million under these credit agreements and US$50.0 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$20.4 million, which is secured by term deposits. The interest expense incurred in 2009 was US$11.3 million. The interest rate on the loans ranged from 1.11% to 8.75% in 2009.

Capitalized Interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$5.1 million, US$10.7 million and US$7.7 million in 2009, 2008, and 2007, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2009, 2008, and 2007, the Company recorded amortization expenses relating to the capitalized interest of US$8.4 million, US$6.9 million, and US$5.4 million, respectively.

Commitments

As of December 31, 2009, the Company had commitments of US$69 million for facilities construction obligations in Chengdu, Beijing, Tianjin, Shanghai, and Shenzhen. The Company had commitments of US$77 million to purchase machinery and equipment for the testing facility in Chengdu and for the Beijing, Tianjin, Shanghai and Shenzhen fabs.

Debt to Equity Ratio

As of December 31, 2009, the Company’s debt to equity ratio was approximately 58% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Rmb.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with FASB Accounting Standards Codification (‘‘ASC’’) 815, ‘‘Derivatives and Hedging’’ (formerly SFAS No.133) (‘‘ASC 815’’).

Cross Currency Swap Fluctuation Risk

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The Company is primarily exposed to changes in the exchange rate for the Euro.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts do not qualify for hedge accounting in accordance with ASC 815.

For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with ASC 815.

Outstanding Foreign Exchange Contracts

As of December 31, 2009, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$9 million. As of December 31, 2009, the fair value of foreign currency forward exchange contracts was approximately a loss of US$0.4 million, which is recorded in other income and other current assets. The Company had US$9 million of foreign currency exchange contracts outstanding as of December 31, 2009, all of which will mature during 2010.

The Company had US$220.7 million of foreign currency exchange contracts outstanding as of December 31, 2008, all of which matured in 2009.

The Company had US$0.4 million of foreign currency exchange contracts outstanding as of December 31, 2007, all of which matured in 2008.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2009	Fair Value	2008	Fair Value	2007	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$)
Contract Amount	21,265	(390)	31,144	(440.8)	—	—

(Receive Rmb/Pay US$)
Contract Amount	(12,236)	(39)	189,543	(3,069.5)	404	530.4
Total Contract Amount	9,029	(429)	220,687	(3,510.3)	404	530.4

Outstanding Cross Currency Swap Contracts

As of December 31, 2009, the Company had outstanding cross currency swap contracts with notional amounts of US$24.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2009, the fair value of cross currency swap contracts was approximately a gain of US$0.1 million, which is recorded in other income (expenses), net and accrued expenses and other current liabilities. We had US$24.7 million of cross currency swap contracts outstanding as of December 31, 2009, all of which will mature in 2012.

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2009. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s EUR-denominated loan is linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2010	2011	2012
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	388,792	78,924	9,506
Average interest rate	1.82%	2.40%	2.92%
EUR denominated
Average balance	29,789	16,201	3,245
Average interest rate	1.21%	1.56%	1.88%
Weighted average forward interest rate	1.82%	2.37%	2.86%

Consolidated Balance Sheets
(In US dollars, except share data)

		December 31,
	NOTES	2009	2008	2007
ASSETS
Current assets:
Cash and cash equivalents		$443,462,514	$450,229,569	$469,284,013
Restricted cash	4	20,360,185	6,254,813	—
Short-term investments	5	—	19,928,289	7,637,870
Accounts receivable, net of allowances of $96,144,543,
$5,680,658 and $4,492,090 at December 31, 2009,
2008 and 2007, respectively	7	204,290,545	199,371,694	298,387,652
Inventories	8	193,705,195	171,636,868	248,309,765
Prepaid expense and other current assets		28,881,866	56,299,086	31,237,755
Receivable for sale of equipment and other fixed assets		—	23,137,764	17,321,000
Assets held for sale	9	8,184,462	—	3,123,567
Current portion of deferred tax assets	18	8,173,216	—	—
Total current assets		907,057,983	926,858,083	1,075,301,622

Prepaid land use rights	10	78,111,788	74,293,284	57,551,991
Plant and equipment, net	11	2,251,614,217	2,963,385,840	3,202,957,665
Acquired intangible assets, net	13	182,694,105	200,059,106	232,195,132
Deferred cost, net	27	—	47,091,516	70,637,275
Equity investment	14	9,848,148	11,352,186	9,896,398
Other long-term prepayments		391,741	1,895,337	2,988,404
Deferred tax assets	18	94,358,635	45,686,470	56,915,172
TOTAL ASSETS		$3,524,076,617	$4,270,621,822	$4,708,443,659
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15	$228,882,804	$185,918,539	$301,992,739
Short-term borrowings	17	286,864,063	201,257,773	107,000,000
Current portion of long-term debt	17	205,784,080	360,628,789	340,692,788
Accrued expenses and other current liabilities		111,086,990	122,173,803	150,109,963
Current portion of promissory notes	15	78,608,288	29,242,001	29,242,000
Commitment to issue shares and warrants relating to
litigation settlement		120,237,773	—	—
Income tax payable		58,573	552,006	1,152,630
Total current liabilities		1,031,522,571	899,772,911	930,190,120

		December 31,
	NOTES	2009	2008	2007
Long-term liabilities:
Non-current portion of promissory notes	16	83,324,641	23,589,958	51,057,163
Long-term debt	17	550,653,099	536,518,281	616,294,743
Long-term payables relating to license agreements	18	4,779,562	18,169,006	62,833,433
Other long term liabilities		21,679,690	—	—
Deferred tax liabilities	19	1,035,164	411,877	604,770
Total long-term liabilities		661,472,156	578,689,122	730,790,109
Total liabilities		1,692,994,727	1,478,462,033	1,660,980,229
Noncontrolling interest	20	34,841,507	42,795,288	34,944,408
Commitments	24
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000
shares authorized, 22,375,886,604, 22,327,784,827
and 18,558,919,712 shares issued and outstanding at
December 31, 2009, 2008 and 2007, respectively		8,950,355	8,931,114	7,423,568
Additional paid-in capital		3,499,723,153	3,489,382,267	3,313,375,972
Accumulated other comprehensive loss		(386,163)	(439,123)	(1,881)
Accumulated deficit		(1,712,046,962)	(748,509,757)	(308,278,637)
Total stockholders’ equity		1,796,240,383	2,749,364,501	3,012,519,022
TOTAL LIABILITIES, NONCONTROLLING INTEREST AND
STOCKHOLDERS’ EQUITY		$3,524,076,617	$4,270,621,822	$4,708,443,659
Net current assets		$(124,464,588)	$27,085,172	$145,111,502
Total assets less current liabilities		$2,492,554,046	$3,370,848,911	$3,778,253,539

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
(In US dollars, except share data)

		Year ended December 31,
	NOTES	2009	2008	2007
Sales	25	$1,070,387,103	$1,353,711,299	$1,549,765,288
Cost of sales		1,184,589,553	1,412,851,079	1,397,037,881
Gross (loss) profit		(114,202,450)	(59,139,780)	152,727,407
Operating expenses (income):
Research and development		160,753,629	102,239,779	97,034,208
General and administrative		215,565,907	58,841,103	74,489,877
Selling and marketing		26,565,692	20,661,254	18,715,961
Amortization of acquired intangible assets		35,064,589	32,191,440	27,070,617
Impairment loss of long-lived assets	12	138,294,783	106,740,667	—
Loss (gain) from sale of equipment and other fixed assets	9, 12	3,832,310	(2,877,175)	(28,651,446)
Litigation settlement		269,637,431	—	—
Total operating expenses, net		849,714,341	317,797,068	188,659,217
Loss from operations	30	(963,916,791)	(376,936,848)	(35,931,810)
Other income (expense):
Interest income		2,591,284	11,542,339	12,348,630
Interest expense		(24,699,336)	(50,766,958)	(37,936,126)
Change in the fair value of commitment to issue shares and
warrants		(30,100,793)	—	—
Foreign currency exchange gain		4,179,986	3,229,710	11,249,889
Others, net		4,626,008	7,428,721	2,237,902
Total other expense, net		(43,402,851)	(28,566,188)	(12,099,705)
Loss before income tax		(1,007,319,642)	(405,503,036)	(48,031,515)
Income tax benefit (expense)	19	46,624,242	(26,432,993)	29,719,775
Loss from equity investment	14	(1,782,142)	(444,211)	(4,012,665)
Net loss		(962,477,542)	(432,380,240)	(22,324,405)
Accretion of interest to noncontrolling interest		(1,059,663)	(7,850,880)	2,856,258
Loss attributable to Semiconductor Manufacturing
International Corporation		(963,537,205)	(440,231,120)	(19,468,147)
Loss per share, basic and diluted
Net loss per share attributed to Semiconductor
Manufacturing International Corporation	22	$(0.04)	$(0.02)	$(0.00)
Shares used in calculating basic and diluted loss per share	22	22,359,237,084	18,682,544,866	18,501,940,489

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)
(In US dollars, except share data)

				Accumulated other			Total
	Ordinary		Additional paid-in	comprehensive	Accumulated		Comprehensive
	Share	Amount	capital	income (loss)	deficit	Total SMIC equity	income (loss)
Balance at January 1, 2007	18,432,756,463	$7,373,103	$3,288,765,465	$91,840	$(288,810,490)	$3,007,419,918	$(44,156,216)
Exercise of stock options	126,455,749	50,582	3,988,549	—	—	4,039,131	—
Repurchase of restricted ordinary shares	(292,500)	(117)	(21,383)	—	—	(21,500)	—
Share-based compensation	—	—	20,643,341	—	—	20,643,341	—
Net loss	—	—	—	—	(19,468,147)	(19,468,147)	(19,468,147)
Foreign currency translation adjustments	—	—	—	(93,721)	—	(93,721)	(93,721)
Balance at December 31, 2007	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$(308,278,637)	$3,012,519,022	$(19,561,868)
Exercise of stock options	69,770,815	27,908	768,361	—	—	796,269	—
Issuance of ordinary shares to a stockholder	3,699,094,300	1,479,638	163,620,362	—	—	165,100,000	—
Share-based compensation	—	—	11,617,572	—	—	11,617,572	—
Net loss	—	—	—	—	(440,231,120)	(440,231,120)	(440,231,120)
Foreign currency translation adjustments	—	—	—	(437,242)	—	(437,242)	(437,242)
Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501	$(440,668,362)
Exercise of stock options	48,101,777	19,241	195,785	—	—	215,026	—
Share-based compensation	—	—	10,145,101	—	—	10,145,101	—
Net loss	—	—	—	—	(963,537,205)	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	52,960	—	52,960	52,960
Balance at December 31, 2009	22,375,886,604	$8,950,355	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383	$(963,484,245)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(In US dollars)

	Year ended December 31,
	2009	2008	2007
Operating activities:
Net loss	$(962,477,542)	$(432,380,240)	$(22,324,405)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Deferred taxes	(56,222,094)	11,035,809	(31,234,415)
Loss (income) from sale of fixed assets	3,832,310	(2,877,175)	(28,651,446)
Depreciation and amortization	748,185,169	761,808,822	706,277,464
Non-cash interest expense on promissory notes and long-term payable
relating to license agreements	3,844,324	6,915,567	4,762,343
Amortization of acquired intangible assets	35,064,589	32,191,440	27,070,616
Share-based compensation	10,145,101	11,617,572	20,643,341
Loss from equity investment	1,782,142	444,211	4,012,665
Impairment loss of long-lived assets	138,294,783	106,740,667	—
Litigation settlement (noncash portion)	239,637,431	—	—
Change in the fair value of commitment to issue shares and warrants	30,100,793	—	—
Allowance for doubtful accounts	111,584,756	1,188,568	443,245
Changes in operating assets and liabilities:
Accounts receivable	(95,382,736)	97,827,390	(46,645,922)
Inventories	(22,068,328)	76,672,897	26,869,187
Prepaid expense and other current assets	28,920,815	(23,968,264)	(9,339,779)
Accounts payable	35,788,601	(76,827,049)	19,852,824
Accrued expenses and other current liabilities	11,349,772	(7,487)	2,982,369
Income tax payable	(493,433)	(600,624)	1,080,213
Other long term liabilities	21,679,690	—	(3,333,333)
Net cash provided by operating activities	283,566,143	569,782,104	672,464,967
Investing activities:
Purchase of plant and equipment	(217,269,234)	(669,054,599)	(717,170,957)
Proceeds from government subsidy to purchase plant and equipment	54,125,325	4,181,922	—
Proceeds received from sale of assets held for sale	1,482,716	563,008	16,476,045
Proceeds from disposal of plant and equipment	3,715,641	2,319,597	98,128,041
Purchase of acquired intangible assets	(59,096,987)	(79,277,586)	(90,090,114)
Purchase of short-term investments	(49,974,860)	(291,007,766)	(135,241,799)
Sale of short-term investments	69,903,150	278,717,347	185,554,532
Change in restricted cash	(14,105,371)	(6,254,813)	—
Purchase of equity investment	(278,103)	(1,900,000)	—
Net cash used in investing activities	(211,497,723)	(761,712,890)	(642,344,252)

	Year ended December 31,
	2009	2008	2007
Financing activities:
Proceeds from short-term borrowings	726,897,421	422,575,386	201,658,000
Repayment of short-term borrowings	(641,291,131)	(328,317,613)	(165,658,000)
Repayment of promissory note	(15,000,000)	(30,000,000)	(30,000,000)
Proceeds from long-term debt	100,945,569	285,929,954	262,247,672
Repayment of long-term debt	(241,655,460)	(345,770,415)	(195,628,015)
Proceeds from exercise of employee stock options	215,026	796,269	4,039,131
Proceeds from issuance of ordinary shares	—	168,100,000	—
Repurchase of restricted ordinary shares	—	—	(21,500)
Redemption of noncontrolling interest	(9,013,444)	—	(1,000,000)
Net cash (used in) provided by financing activities	(78,902,019)	173,313,581	75,637,288
Effect of exchange rate changes	66,544	(437,239)	(93,721)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,767,055)	(19,054,444)	105,664,282
CASH AND CASH EQUIVALENTS, beginning of year	450,229,569	469,284,013	363,619,731
CASH AND CASH EQUIVALENTS, end of year	$443,462,514	$450,229,569	$469,284,013
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$9,636,901	$15,997,808	$435,109
Interest paid	$37,934,992	$54,423,059	$45,322,891
SUPPLEMENTAL DISCLOSURES OF INVESTING OR
FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(105,618,026)	$(99,592,362)	$(138,839,513)

Notes to the Consolidated Financial Statements
For the years ended December 31, 2009
(In US dollars, except where otherwise stated)

1. Organization and Principal Activities

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. As of December 31, 2009, the Company operates primarily through the following subsidiaries:

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
Better Way Enterprises Limited (‘‘Better Way’’)	Samoa	100%	Provision of marketing related
	April 5, 2000		activities

Semiconductor Manufacturing International	People’s Republic of China	100%	Manufacturing and trading of
(Shanghai) Corporation (‘‘SMIS’’)*#	(the ‘‘PRC’’)		semiconductor products
	December 21, 2000

SMIC, Americas	United States of America	100%	Provision of marketing related
	June 22, 2001		activities

Semiconductor Manufacturing International	PRC	100%	Manufacturing and trading of
(Beijing) Corporation (‘‘SMIB’’)*#	July 25, 2002		semiconductor products

SMIC Japan Corporation#	Japan	100%	Provision of marketing related
	October 8, 2002		activities

SMIC Europe S.R.L	Italy	100%	Provision of marketing related
	July 3, 2003		activities

SMIC Commercial (Shanghai) Limited Company	PRC	100%	Operation of a convenience store
(formerly SMIC Consulting Corporation)*	September 30, 2003

Semiconductor Manufacturing International	PRC	100%	Manufacturing and trading of
(Tianjin) Corporation (‘‘SMIT’’)*#	November 3, 2003		semiconductor products

Semiconductor Manufacturing International (AT)	Cayman Islands	66.3%	Investment holding
Corporation (‘‘AT’’)#	July 26, 2004

Semiconductor Manufacturing International	PRC	66.3%	Manufacturing and trading of
(Chengdu) Corporation (‘‘SMICD’’)*	August 16, 2004		semiconductor products

SMIC Energy Technology (Shanghai) Corporation	PRC	100%	Manufacturing and trading of
(‘‘Energy Science’’)*#	September 9, 2005		solar cell related
			semiconductor products

SMIC Development (Chengdu) Corporation*#	PRC	100%	Construction, operation, and
	December 29, 2005		management of SMICD’s living
			quarter, schools, and
			supermarket

Magnificent Tower Limited	British Virgin Islands	100%	Investment holding
	January 5, 2006

Semiconductor Manufacturing International (BVI)	British Virgin Islands	100%	Investment holding
Corporation (‘‘SMIC (BVI)’’)	April 26, 2007

Admiral Investment Holdings Limited	British Virgin Islands	100%	Investment holding
	October 10, 2007

SMIC Shenzhen (HK) Company Limited	Hong Kong	100%	Investment holding
	January 29, 2008

Semiconductor Manufacturing International	PRC	100%	Manufacturing and trading of
(Shenzhen) Corporation*	March 20, 2008		semiconductor products

SilTech Semiconductor (Shanghai) Corporation	PRC	100%	Manufacturing and trading of
Limited*	March 3, 2009		semiconductor products

1. Organization and Principal Activities (Continued)

*	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (‘‘PRC’’) excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.

#	Abbreviation for identification purposes

In addition to the above, the Company has a number of wholly owned subsidiaries that are dormant companies without substantive operations, in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the ‘‘Company’’ or ‘‘SMIC’’) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks.

2. Summary of Significant Accounting Policies

(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of Semiconductor Manufacturing International Corporation and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long-lived assets, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Restricted Cash

Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government grants for fab construction.

(f)	Investments

Short-term investments consisting primarily of debt instruments and mutual funds are classified either as held-to- maturity, available-for-sale or trading securities.

Held-to-maturity securities have been recorded at amortized cost.

Available-for-sale securities have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income or loss. The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled. Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

Trading securities are recorded at fair value with unrealized gains and losses classified in earnings.

2. Summary of Significant Accounting Policies (Continued)

(f)	Investments (Continued)

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity method investments only include non-marketable investments.

Held-to-maturity securities, available-for-sale securities and non-marketable equity investments are evaluated for impairment annually, or more frequently if the Company identifies indicator of impairment. Investments are considered to be impaired when a decline in fair value is judged to be other than temporary, when events or circumstances are identified that would significantly harm the fair value of the investment and the fair value is significantly below cost basis and/or the significant decline has lasted for an extended period of time. If the investment is other than temporarily impaired, the investment would be written down to its fair value.

(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and receivable for sale of manufacturing equipment. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

(i)	Prepaid land use rights

Prepaid land use rights, which all located in the PRC, are recorded at cost and are charged to income ratably over the term of the agreements which range from 50 to 70 years.

(j)	Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized, net of government subsidies received. (see Note 2(n) — ‘‘Capitalization of interest’’). Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets

Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 3 to 10 years.

2. Summary of Significant Accounting Policies (Continued)

(l)	Impairment of long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Company makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on our asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis. (see Note 3 — ‘‘Fair Value’’).

(m)	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured. (see Note 21 — ‘‘Transactions With Managed Government-Owned Foundries’’).

2. Summary of Significant Accounting Policies (Continued)

(n)	Capitalization of interest

Interest incurred during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31,
	2009	2008	2007
Total actual interest expense (non-litigation)	$41,421,385	$70,735,520	$72,686,950
Recorded in the consolidated statements of operations	(24,699,336)	(50,766,958)	(37,936,126)
Gross capitalized interest	16,722,049	19,968,562	34,750,824
Government subsidies	(11,617,950)	(9,308,764)	(27,083,604)
Net capitalized interest	$5,104,099	$10,659,798	$7,667,220

(o)	Government subsidies

The Company received the following types of government subsidies:

(1) Reimbursement of certain interest costs incurred on borrowings

The Company received government cash subsidies of $11,617,950, $9,308,764, and $27,083,604 in 2009, 2008 and 2007, respectively, which were based on the interest expense on the Company’s budgeted borrowings. The Company records government subsidies as a reduction of interest expense on an accrual basis.

(2) Government awards

The Company received government awards of $31,855,697, $56,967,187, and $5,058,722 in the form of reimbursement of certain expenses in 2009, 2008 and 2007, respectively. These awards were recorded as reduction of expenses accordingly.

(3) Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

In 2009, 2008 and 2007 the Company received government subsidies of $54,125,325, $7,324,792 and $nil, of which $57,257,456, $4,181,922 and $nil were used to offset the cost of fixed assets or construction in progress in 2009, 2008 and 2007, respectively.

(p)	Research and development costs

Research and development costs are expensed as incurred and reported net of related government subsidies.

2. Summary of Significant Accounting Policies (Continued)

(q)	Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the new subsidiaries such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(r)	Foreign currency translation

The United States dollar (‘‘US dollar’’), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of equity and comprehensive income (loss).

(s)	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

(t)	Comprehensive income (loss)

Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized income (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of stockholders’ equity and comprehensive income (loss).

2. Summary of Significant Accounting Policies (Continued)

(u)	Fair value of financial instruments

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. See Note 3 — ‘‘Fair Value’’, for further details.

(v)	Share-based compensation

The Company grants stock options to its employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized, net of expected forfeitures, as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company’s total share-based compensation expense for the years ended December 31, 2009, 2008 and 2007 was $10,145,101, $11,617,572, and $20,643,341 respectively.

(w)	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

(x)	Recently issued accounting standards

In August 2009, the FASB issued Accounting Standards Update (‘‘ASU’’) 2009-05, ‘‘Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value’’ (‘‘ASU 2009-05’’). ASU 2009-05 amends accounting guidance regarding the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The adoption of ASU 2009-05 does not have a material impact on the Company’s consolidated financial position or result of operations.

2. Summary of Significant Accounting Policies (Continued)

(x)	Recently issued accounting standards (Continued)

In October 2009, the FASB issued ASU 2009-13, ‘‘Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force’’. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will adopt this new guidance on January 1, 2011. The adoption of this new guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU 2009-17, ‘‘Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities’’ (‘‘ASU 2009-17’’) (previously SFAS 167, ‘‘Amendments to FASB Interpretation No. 46(R)’’). The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Company does not expect ASU 2009-17 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, ‘‘Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements’’ (‘‘ASU 2010-06’’). The ASU amends ASC 820 (previously SFAS 157, ‘‘Fair Value Measurements’’) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. ASU 2010-06 does not change the accounting treatment for fair value measurements and will change the Company’s disclosure for fair value measurements.

2. Summary of Significant Accounting Policies (Continued)

(y)	Loss per share

Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

On January 1, 2009, the Company adopted the new accounting standard relating to noncontrolling interests (previously referred to as minority interests) that changed the accounting and reporting for noncontrolling interests in the consolidated financial statements. The noncontrolling interests as of December 31, 2009, 2008 and 2007 was comprised of redeemable convertible preferred shares in AT that were not owned by the Company. ASC810 is effective for the Company on a prospective basis, except for presentation and disclosure requirements that are applied retrospectively. The accretion of interests to noncontrolling interest are now included after ‘‘Net Loss’’ in the consolidated statement of operations.

3. Fair Value

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of its assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

3. Fair Value (Continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest swap contracts	—	503,551	—	1,086,822
Derivative assets measured at fair value	$—	$557,993	$—	$5,152,101
Liabilities:
Forward foreign exchange contracts	$—	$483,421	$—	$(3,835,234)
Interest rate swap contracts	—	529,712	—	(127,336)
Cross-currency interest swap contracts	—	388,913	—	(519,099)
Commitment to issue shares and warrants relating to
litigation settlement		120,237,773		(30,100,793)
Derivative liabilities measured at fair value	$—	$121,639,819	$—	$(34,582,462)

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$665,584	$—	$4,350,382
Cross-currency interest swap contracts	—	873,040	—	2,324,228
Derivative assets measured at fair value	$—	$1,538,624	$—	$6,674,610
Liabilities:
Forward foreign exchange contracts	$—	4,175,889	$—	(10,809,932)
Cross-currency interest swap contracts	—	1,233,129	—	(1,670,195)
Derivative liabilities measured at fair value	$—	$5,409,018	$—	$(12,480,127)

We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles. (See Note 26 — ‘‘Litigation’’)

3. Fair Value (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
Description	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long-lived assets held and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets held for sale	—	—	8,184,462	(22,718,729)
	$—	$—	$36,609,311	$(27,988,010)

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million, which was included in earnings for the year ended December 31, 2009.

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million, which was included in earnings for the year ended December 31, 2009.

Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
Description	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long-lived assets held and used	$—	$—	$916,958,304	$(105,774,000)
	$—	$—	$916,958,304	$(105,774,000)

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of approximately $1.0 billion were written down to their fair value of approximately $917.0 million, resulting in an impairment charge of $105.8 million, which was included in earnings for the year ended December 31, 2008.

Financial Instruments not Recorded at Fair Value

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short-term borrowings, long-term promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables and accounts receivables. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes, primarily consisting those associated with the 2009 litigation settlement that occurred in November 2009 (see Note 26), approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2009. The Company’s other financial instruments that are not recorded at fair value are not significant.

4. Short-term Investments

As of December 31, 2008 and 2007, the Company had the following held-to-maturity security, respectively:

	Debt instruments maturing in one year
		Gross	Gross
		unrealized	unrealized
	Amortized Cost	gains	losses	Fair value
December 31, 2008	$19,928,289	$—	$—	$19,928,289
December 31, 2007	$7,637,870	$—	$—	$7,637,870

The Company did not have any held-to-maturity securities or short-term investments as of December 31, 2009.

5. Derivative Financial Instruments

The Company has the following notional amount of derivative instruments:

	December 31,
	2009	2008	2007
Forward foreign exchange contracts	$9,028,995	$220,687,295	$404,103
Interest rate swap contracts	54,000,000	—	—
Cross-currency interest rate swap contracts	24,699,730	36,731,630	51,057,531
	$87,728,725	$257,418,925	$51,461,634

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2009, 2008 and 2007, gains and losses on the foreign currency forward exchange contracts were recognized in the foreign currency exchange gain. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	(83,496,523)	(12,236,254)
		$9,028,995
As of December 31, 2008
Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004
		$220,687,295
As of December 31, 2007
Renminbi	2,950,400	$404,103

5. Derivative Financial Instruments (Continued)

In 2009, 2008 and 2007, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting. In 2009, 2008 and 2007, gains or losses on the interest rate swap contracts were recognized in the interest income or interest expense. As of December 31, 2009, 2008 and 2007, the Company had outstanding cross-currency interest rate swap contracts as follows:

		US dollar
Settlement currency	Notional amount	equivalents
As of December 31, 2009
Euro	17,219,555	$24,699,730
As of December 31, 2008
Euro	25,922,110	$36,731,630
As of December 31, 2007
Euro	34,624,665	$51,057,531

In 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The contracts are designated and qualify as cash flow hedges for which the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same periods when interest payments associated with the outstanding debts occurred. The hedging relationships were highly effective and therefore no gain or losses representing hedge ineffectiveness were recorded in the earnings.

As of December 31, 2009, the Company had outstanding interest rate swap contracts with notional amounts of $54,000,000.

The fair values of each derivative instrument are as follows:

	December 31,
	2009	2008	2007
Forward foreign exchange contracts	$(428,979)	$(3,510,305)	$530,354
Interest rate swap contracts	(529,712)	—	—
Cross-currency interest rate swap contracts	114,638	(360,089)	1,003,275
	$(844,053)	$(3,870,394)	$1,533,629

As of December 31, 2009 and 2008, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities, and as of December 31, 2007, the fair value of these derivative instruments was recorded in prepaid expense and other current assets. The change in fair value of forward foreign exchange contracts and cross currency interest rate swap contracts were recorded as part of other income (expense) and the change in fair value of interest rate swap contracts was recorded as part of interest expense.

6. Accounts Receivable, Net of Allowances

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowance for doubtful accounts, is as follows:

	2009	2008	2007
Current	$160,802,634	$108,109,977	$249,489,644
Overdue:
Within 30 days	30,882,525	18,211,498	39,131,577
Between 31 to 60 days	1,641,710	6,073,500	6,107,866
Over 60 days	10,963,676	66,976,719	3,658,565
	$204,290,545	$199,371,694	$298,387,652

The change in the allowances for doubtful accounts is as follows:

	2009	2008	2007
Balance, beginning of year	$5,680,658	$4,492,090	$4,048,845
Provision recorded during the year	94,704,790	1,301,556	487,920
Write-offs in the year	(4,240,905)	(112,988)	(43,675)
Balance, end of year	$96,144,543	$5,680,658	$4,492,090

7. Inventories

	2009	2008	2007
Raw materials	$57,279,287	$76,299,347	$83,645,656
Work in progress	102,538,543	53,674,794	139,959,481
Finished goods	33,887,365	41,662,727	24,704,628
	$193,705,195	$171,636,868	$248,309,765

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand. In 2009, 2008 and 2007, inventory was written down by $26,296,168, $40,818,979, and $22,676,608 respectively, and recorded in cost of sales to reflect the lower of cost or market adjustments.

8. Assets Held for Sale

In 2009, the Company committed to a plan to complete its exit from the DRAM market and to sell certain fixed assets having a carrying value of $30,903,192, at the time of the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expects to sell them within the next twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell.

9. Plant and Equipment, Net

	2009	2008	2007
Buildings	$293,225,129	$292,572,075	$283,153,927
Facility, machinery and equipment	552,373,720	534,251,063	470,434,074
Manufacturing machinery and equipment	5,398,887,677	5,367,843,256	5,035,366,468
Furniture and office equipment	74,206,691	76,210,542	67,835,774
Transportation equipment	1,890,082	1,768,949	1,750,734
	6,320,583,299	6,272,645,885	5,858,540,977
Construction in progress	230,867,305	348,049,839	274,505,450
Less: accumulated depreciation	(4,299,836,387)	(3,657,309,884)	(2,930,088,762)
	$2,251,614,217	$2,963,385,840	$3,202,957,665

The Company recorded depreciation expense of $746,684,986, $760,881,076 and $705,391,171 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company sold equipment and other fixed assets:

	2009	2008	2007
Sale price	$1,698,639	$8,136,361	$51,375,045
Carrying value	5,530,949	5,948,053	26,920,427
(Loss)/gain	$(3,832,310)	$2,188,308	$24,454,618

(See Note 2(l) — ‘‘Impairment of long lived assets’’ and Note 10 — ‘‘Impairment of Plant and Equipment’’).

10. Impairment of Plant and Equipment

In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104,676,535 after writing down the carrying value to zero.

In 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately 5 years.

11. Acquired Intangible Assets, Net

	2009	2008	2007
Technology, Licenses and Patents
Cost:	$346,792,269	$323,457,444	$322,435,363
Accumulated Amortization and Impairment:	(164,098,164)	(123,398,338)	(90,240,231)
Acquired intangible assets, net	$182,694,105	$200,059,106	$232,195,132

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $23,334,825, $1,022,081 and $187,573,251 in 2009, 2008 and 2007, respectively.

The Company recorded amortization expense of $35,064,589, $32,191,440 and $27,070,617 in 2009, 2008 and 2007 respectively. The Company will record amortization expenses related to the acquired intangible assets of $28,481,881, $29,689,207, $24,817,808, $22,523,470 and $19,062,559 for 2010, 2011, 2012, 2013 and 2014, respectively.

In 2009, 2008 and 2007, the Company recorded impairment losses of $5,630,236, $966,667 and $nil respectively, for licenses related DRAM products that are no longer in use. (See to Note 10 — ‘‘Impairment of Plant and Equipment’’).

12. Equity Investment

	December 31, 2009
	Carrying Amount	% of Ownership
Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$7,380,625	30.0
Cost method investments (unlisted)	2,467,523	Less than 20.0
	$9,848,148

On July 6, 2004, the Company and Toppan Printing Co., Ltd (‘‘Toppan’’) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (‘‘Toppan SMIC’’) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing 30% equity ownership. In 2009, 2008 and 2007, the Company recorded $1,782,142, $444,211, and $4,012,665, respectively, as its share of the net loss of the equity investment.

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2009, the Company has concluded that no impairment exists related to equity investment.

13. Accounts Payable

An aging analysis of the accounts payable is as follows:

	2009	2008	2007
Current	$174,834,213	$126,149,360	$223,527,856
Overdue:
Within 30 days	25,335,474	26,524,678	46,571,502
Between 31 to 60 days	8,269,941	9,510,883	10,226,533
Over 60 days	20,443,176	23,733,618	21,666,848
	$228,882,804	$185,918,539	$301,992,739

14. Promissory Note

In 2009, the Company reached a new settlement with TSMC (Refer to Note 26 — ‘‘Litigation’’). Under this agreement, the remaining promissory note of $40,000,000 under the prior settlement agreement was cancelled. In connection with the new settlement, the Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes, which was calculated using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009) and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $45,000,000 in 2009 of which $15,000,000 is associated with the 2005 Settlement Agreement. The outstanding promissory notes are as follows:

	December 31, 2009
Maturity	Face value	Discounted value
2010	$80,000,000	$78,608,288
2011	30,000,000	28,559,709
2012	30,000,000	27,767,557
2013	30,000,000	26,997,375
Total	170,000,000	161,932,929
Less: Current portion of promissory notes	80,000,000	78,608,288
Non-current portion of promissory notes	$90,000,000	$83,324,641

In 2009, 2008 and 2007, the Company recorded interest expense of $2,070,569, $2,532,795, and $3,455,506, respectively, relating to the amortization of the discount.

15. Indebtedness

Short-term and long-term debts are as follows:

	2009	2008	2007
Short-term borrowings from commercial banks (a)	$286,864,063	$201,257,773	$107,000,000
Long-term debt by contracts (b):
Shanghai USD syndicate loan	$127,840,000	$266,050,000	$393,910,000
Shanghai USD & RMB loan	99,309,612	—	—
Beijing USD syndicate loan	300,060,000	300,060,000	500,020,000
EUR loan	50,227,567	72,037,070	51,057,531
Tianjin USD syndicate loan	179,000,000	259,000,000	12,000,000
	$756,437,179	$897,147,070	$956,987,531
Long-term debt by repayment schedule:
2010	$205,784,080
2011	334,995,270
2012	215,657,829
Total	756,437,179
Less: current maturities of long-term debt	205,784,080
Non-current maturities of long-term debt	$550,653,099

(a)	Short-term borrowings from commercial banks

As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009 the Company had drawn down $287 million under these credit agreements and $50 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of $20.4 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +1.5% to 2.75%, which ranged from 1.11% to 8.75% in 2009.

As of December 31, 2008, the Company had 10 short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +0.5% to 1.75%, which ranged from 1.18% to 8.75% in 2008.

As of December 31, 2007, the Company had 15 short-term credit agreements that provided total credit facilities of up to $484 million on a revolving credit basis. As of December 31, 2007, the Company had drawn down $107 million under these credit agreements and $377 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2007 was $4,537,200, of which $1,909,602 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +0.7% to 1%, which ranged from 5.37% to 6.44% in 2007.

15. Indebtedness (Continued)

(b)	Long-term debt

Shanghai USD Syndicate Loan

In June 2006, SMIS entered into the Shanghai USD syndicate loan with an aggregate principal amount of $600,000,000 with a consortium of international and PRC banks. The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR+1.00%.

The total outstanding balance of SMIS’s long-term debt is collateralized by its equipment with an original cost of $1.8 billion as of December 31, 2009.

The Shanghai USD syndicate loan contains covenants relating to the minimum consolidated tangible net worth, limits total borrowings compared to tangible net worth and EBITDA for the prior four quarters, and requires minimum debt service coverage ratios. SMIC Shanghai is exempted from the covenants by the lenders. Furthermore, the Company is currently working with the lenders to refinance the remainder of the USD loan and expects the completion of this restructuring within the near future from the date of this report.

Shanghai USD & RMB Loan

In June 2009, SMIS entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,612), respectively with The Export-Import Bank of China.

This facility is secured by the manufacturing equipment located in SMIS 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate needs for SMIS’ 12-inch fab. The interest rates for US tranche and RMB tranche are variable at LIBOR+2.00% and fixed at 4.86%, respectively.

The total outstanding balance of the facilities is collateralized by its equipment with an original cost of $362 million as of December 31, 2009.

Beijing USD Syndicate Loan

In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable beginning December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest rates before and after the amendment were decided by LIBOR+1.60% and LIBOR +2.20%, respectively.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by its plant and equipment with an original cost of $1.3 billion as of December 31, 2009.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants as of December 31, 2009.

15. Indebtedness (Continued)

(b)	Long-term debt (Continued)

EUR Loan

On December 15, 2005, the Company entered into the EUR syndicate loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks with ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 36 months after the date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006. The interest rate is variable and determined as EURIBOR+0.25%.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $22 million for SMIT and $115 million for SMIS as of December 31, 2009.

Tianjin USD Syndicate Loan

In May 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and the interest rate is variable and determined at LIBOR+1.25%.

The total outstanding balance of the facility is collateralized by its plant and equipment with an original cost of $631 million as of December 31, 2009.

The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants as of December 31, 2009.

Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai	Shanghai	Beijing		Tianjin
	USD Syndicate	USD & RMB	USD Syndicate		USD Syndicate
	Loan	Loan	Loan	EUR Loan	Loan
2009
Drawn down	—	$99,309,612	—	—	—
Repayment	$138,210,000	—	—	$22,694,080	$80,000,000
Outstanding Balance	$127,840,000	$99,309,612	$300,060,000	$50,227,567	$179,000,000

2008
Drawn down	—	—	—	$38,929,954	$247,000,000
Repayment	$127,860,000	—	$199,960,000	$17,950,415	—
Outstanding Balance	$266,050,000	—	$300,060,000	$72,037,070	$259,000,000

2007
Drawn down	$207,000,000	—	—	$41,863,894	$12,000,000
Repayment	$87,510,000	—	$99,980,000	$8,173,357	—
Outstanding Balance	$393,910,000	—	$500,020,000	$51,057,531	$12,000,000

16. Long-term Payables Relating to License Agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2009 are as follows:

	December 31, 2009
Maturity	Face value	Discounted value
2010	$23,766,666	$23,233,386
2011	5,200,000	4,779,562
	28,966,666	28,012,948
Less: Current portion of long-term payables	23,766,666	18,562,691
Long-term portion of long-term payables	$5,200,000	$4,779,562

These long-term payables were interest free, and the present value was discounted using the Company’s weighted-average borrowing rates ranging from 3.45% to 4.94%.

The current portion of other long-term payables is recorded as part of accrued expenses and other current liabilities.

In 2009, 2008 and 2007, the Company recorded interest expense of $1,773,755, $4,382,772, and $1,511,880, respectively, relating to the amortization of the discount.

17. Income Taxes

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the ‘‘FEIT Laws’’).

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (‘‘New EIT Law’’), which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (‘‘FIEs’’) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may be enjoyed until the end of the holiday. FEIT Law tax holidays that have not started because the enterprise is not tax profitable will take effect since 2008 regardless of whether the FIEs are profitable in 2008.

According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives effective from January 1, 2008, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

On February 22, 2008, the PRC government promulgated Caishui Circular [2008] No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (‘‘Circular No.1’’). Pursuant to Circular No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

17. Income Taxes (Continued)

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

1)	SMIS

Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15%. According to Circular Guofa [2000] No. 18 — New Policy Implemented for Software and Semiconductor Industries (‘‘Circular 18’’) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) for FEIT rate starting from the first profit-making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when SMIS utilized all the accumulated tax losses.

In accordance with Guofa [2007] No. 39, SMIS was eligible to continue enjoying 10% income tax rate in 2009 and 11%, 12%, 12.5% and 12.5% in the remaining tax holiday through its expiry in 2013.

2)	SMIB and SMIT

In accordance with the Circular 18 and Circular No.1, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (5-year full exemption followed by 5-year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses. Both entities were in loss positions as of December 31, 2009 and the tax holiday has not yet taken effect.

3)	SMICD

Under the FEIT Laws, SMICD was qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. SMICD was in a loss position and the tax holiday began as of December 31, 2008 at the statutory rate of 25%.

4)	Energy Science

Energy Science is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under the FEIT Law, Energy Science was subject to a preferential tax rate of 15% and qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction in FEIT rate) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. The tax holiday was triggered in 2007 and is eligible to continue until 2011. The tax rate for 2007, 2008 and 2009 was 0%, 0% and 10%, respectively and will be 11% and 12% for the remaining tax holiday through its expiry in 2011.

In 2009, the Company recorded withholding income tax expense of $9,163,471 for license income generated from its PRC subsidiaries.

The Company’s other subsidiaries are subject to respective local country’s income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Japan subsidiary	$—	$405,000	$1,149,983
US subsidiary	252,000	223,812	163,604
European subsidiary	141,431	128,010	181,451

In 2008, the Company recorded income tax refund of $774,744 for the service income generated in Japan.

In 2009, 2008 and 2007, the Company had minimal taxable income in Hong Kong.

17. Income Taxes (Continued)

The Company estimates its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for temporary differences that are expected to affect taxable income. Valuation allowances are provided if based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes by tax jurisdiction is as follows:

	December 31,
	2009	2008	2007
PRC
Current	$40,949	$15,106	$19,602
Adjustments on deferred tax assets and liabilities for enacted
changes in tax rate	(32,403,299)	20,542,716	(20,542,716)
Deferred	(23,818,794)	(9,506,907)	(10,691,699)
Other jurisdictions
Current	$9,556,902	$15,382,078	$1,495,038
Deferred	—	—	—
	$(46,624,242)	$26,432,993	$(29,719,775)

The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31,
	2009	2008	2007
PRC	$(793,668,370)	$(291,664,135)	$51,906,337
Other jurisdictions	(213,651,272)	(113,838,901)	(99,937,852)
	$(1,007,319,642)	$(405,503,036)	$(48,031,515)

Details of deferred tax assets and liabilities are as follows:

	2009	2008	2007
Deferred tax assets:
Allowances and reserves	$13,019,352	$4,732,017	$—
Start-up costs	159,707	929,991	53,698
Net operating loss carry forwards	109,384,792	55,476,943	—
Unrealized exchange loss	6,006	33,228	—
Depreciation and impairment of fixed assets	79,104,144	59,224,163	75,886,896
Subsidy on long lived assets	479,818	479,817	479,817
Accrued expenses	1,936,337	—	—
Total deferred tax assets	204,090,156	121,479,433	76,420,411
Valuation allowance	(101,558,305)	(75,792,963)	(19,505,239)
Net deferred tax assets — non-current	$102,531,851	$45,686,470	$56,915,172
Deferred tax liability:
Capitalized interest	(1,035,164)	(411,877)	(604,770)

17. Income Taxes (Continued)

The Company has no material uncertain tax positions as of December 31, 2009 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2009, the Company’s PRC subsidiaries had net operating loss carry forward of $1,368.3 million, of which $117.8 million, $174.9 million, $271.8 million, $341.7 million and $462.1 million will expire in 2011, 2012, 2013, 2014 and 2015, respectively.

Under the New EIT Law, the profits of a foreign invested enterprise arising in year 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2009, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and noncontrolling interest as follows:

	2009		2008		2007
Applicable enterprise income tax rate	15.0%		15.0%		15.0%
Expenses not deductible for tax purpose	(2.2%	)	(1.8%	)	(0.9%	)
Effect of tax holiday and tax concession	(0.8%	)	0.0%		48.7%
Expense (credit) to be recognized in future periods	(6.3%	)	(8.2%	)	(19.2%	)
Changes in valuation allowances	(0.7%	)	(15.6%	)	9.3%
Effect of different tax rate of subsidiaries operating in other jurisdictions	(3.6%	)	(7.2%	)	(33.8%	)
Changes of tax rate	3.2%		(5.1%	)	42.8%
Effective tax rate	4.6%		(6.5%	)	61.9%

The aggregate amount and per share effect of the tax holiday are as follows:

	2009	2008	2007
The aggregate dollar effect	$7,979,279	$10,572	$23,415,370
Per share effect — basic and diluted	$0.00	$0.00	$0.00

18. Noncontrolling Interest

In 2005, AT issued Series A redeemable convertible preference shares (‘‘Series A shares’’) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased 1 million Series A shares for $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed 8 million Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2009, 38 million preferred shares are outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of operations.

The carrying value of the noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of net income or loss and dividend.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2007	$38,800,666
Redemption	(1,000,000)
Net loss	(2,856,258)
Balance at December 31, 2007	$34,944,408
Net income	7,850,880
Balance at December 31, 2008	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663
Balance at December 31, 2009	$34,841,507

19. Share-based Compensation

Stock options

The Company’s employee stock option plans (the ‘‘Plans’’) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (‘‘2004 Option Plan’’), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2009, options to purchase 1,096,601,080 ordinary shares were outstanding, and options to purchase 219,898,920 ordinary shares were available for future grants.

As of December 31, 2009, the Company also has options to purchase 313,541,750 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after the IPO.

19. Share-based Compensation (Continued)

Stock options (Continued)

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
			Average
		Weighted	Remaining
	Number of	average	Contractual	Aggregated
	options	exercise price	Term	Intrinsic Value
Options outstanding at January 1, 2009	1,124,155,994	$0.12
Granted	386,983,895	$0.04
Exercised	(6,453,800)	$0.03
Cancelled	(94,543,259)	$0.10
Options outstanding at December 31, 2009	1,410,142,830	$0.10	6.21 years	$18,478,165
Vested or expected to vest at December 31, 2009	1,398,875,834	$0.10	6.15 years	$16,862,913
Exercisable at December 31, 2009	523,202,733	$0.13	4.22 years	$3,785,120

The total intrinsic value of options exercised in the year ended December 31, 2009, 2008 and 2007 was $167,625, $1,434,758 and $5,679,680, respectively.

The weighted-average grant-date fair value of options granted during the year 2009, 2008 and 2007 was $0.02, $0.05 and $0.04, respectively.

When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2009	2008	2007
Average risk-free rate of return	1.18%	2.13%	3.98%
Expected term	2-4 years	1-4 years	1-4 years
Volatility rate	55.95%	46.82%	35.28%
Expected dividend yield	—	—	—

19. Share-based Compensation (Continued)

Restricted share units

In January 2004, the Company adopted the 2004 Equity Incentive Plan (‘‘2004 EIP’’) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of December 31, 2009, 53,625,777 restricted share units were outstanding and 203,443,064 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	Average	Contractual	Aggregated
	Share Units	Fair Value	Term	Fair Value
Outstanding at January 1, 2009	95,620,762	$0.12
Granted	787,797	$0.04
Exercised	(39,500,430)	$0.15
Cancelled	(3,282,352)	$0.11
Outstanding at December 31, 2009	53,625,777	$0.11	7.55 years	$5,827,170
Vested or expected to vest at December 31, 2009	43,128,948	$0.10	7.81 years	$4,473,686

Pursuant to the 2004 EIP, the Company granted 787,797, 41,907,100 and 40,519,720 RSUs in 2009, 2008, and 2007, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $32,213, $3,313,114 and $5,631,263 in 2009, 2008, and 2007, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,370,893, $5,644,789, and $7,216,799 in 2009, 2008, and 2007, respectively.

Unrecognized compensation cost related to non-vested share-based compensation

As of December 31, 2009, there was $9,469,465 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.03 years.

20. Reconciliation of Basic and Diluted Loss per Share

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	2009	2008	2007
Loss attributable to Semiconductor Manufacturing International
Corporation ordinary shares holders	$(963,537,205)	$(440,231,120)	$(19,468,147)
Basic and diluted:
Weighted average ordinary shares outstanding	22,359,237,084	18,682,585,932	18,505,650,171
Less: Weighted average ordinary shares outstanding subject to
repurchase	—	(41,066)	(3,709,682)
Weighted average shares used in computing basic and diluted
income per share	22,359,237,084	18,682,544,866	18,501,940,489
Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.00)

As of December 31, 2009, 2008 and 2007, the Company had 113,454,250, 189,478,507 and 147,988,221, respectively, ordinary share equivalents outstanding which were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

The following table sets forth the securities comprising of these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2009	2008	2007
Outstanding options to purchase ordinary shares	96,282,204	128,361,312	72,685,282
Outstanding unvested restricted share units	17,172,046	61,117,195	75,302,939
	113,454,250	189,478,507	147,988,221

21. Transactions with Managed Government-Owned Foundries

The Company provides management services to Cension Semiconductor Manufacturing Corporation (‘‘Cension’’) and Wuhan Xinxin Semiconductor Manufacturing Corporation (‘‘Xinxin’’), which are government-owned foundries. Management service revenues under these arrangements for 2009, 2008 and 2007 were $6,000,000, $33,000,000 and $42,000,000, respectively.

In 2008, and 2007, the Company sold plant, equipment and other fixed assets with carrying value of $7,688 and $19,530,909 to Cension for $175,300, and $42,300,258, which resulted in gains on sale of $167,612, and $22,769,349, respectively. The Company did not sell any plant, equipment or other fixed assets to Cension in 2009.

In 2008, the Company sold equipment and other fixed assets with carrying value of $3,629,605 to Xinxin for $3,944,204, which resulted in a gain on sale of $314,599, of which, $3,944,204 was outstanding as of December 31, 2008. In 2009, there was no such transaction.

On April 10, 2007, Cension entered into an Asset Purchase Agreement with Elpida Memory, Inc. (‘‘Elpida’’), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment then located in Hiroshima, Japan for the total price of approximately $320 million (the ‘‘Asset Purchase Agreement’’).

21. Transactions with Managed Government-Owned Foundries (Continued)

As part of the Asset Purchase Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favor of Elpida. The Company’s guarantee liability was to terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company received a guarantee fee from Cension of 1.5% of the guarantee amount, or $2.4 million. Some 200mm wafer processing equipment purchased under the Agreement, for a total amount of $160 million, was held as collateral under the guarantee.

The Company was entitled to the net profit (or loss) associated with the ongoing operations of this equipment, net of costs and a guaranteed profit for Elpida, during the transitional period before the equipment acquired by Cension was relocated from Hiroshima to Chengdu. Such relocation was completed in 2008.

On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to $309.5 million.

In April 2008, SMIC entered into an agreement with Cension to purchase roughly half of the equipment from Cension for approximately $152 million.

The Company ceased its recognition of management revenue in the second quarter of 2009 due to issues of collectability. Furthermore, the Company recorded a $115.8 million bad debt provision in 2009, of which $93.5 million and $21.1 million are due to long outstanding overdue debt relating primarily to management revenue for services rendered and related equipment sold, respectively.

The Company also reversed the deferred revenue of $9 million in relation to the management service rendered.

22. Commitments

(a)	Purchase commitments

As of December 31, 2009 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2010.

Facility construction	$69,012,026
Machinery and equipment	77,493,442

$146,505,468

(b)	Royalties

The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2009, 2008 and 2007, the Company incurred royalty expense of $20,836,511, $18,867,409 and $13,118,570, respectively, which was included in cost of sales.

The Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2009, 2008 and 2007, the Company earned royalty income of $498,270, $1,192,537 and $1,428,603, respectively, which was included in sales. Royalty income is recognized one quarter in arrears when reports are received.

22. Commitments (Continued)

(c)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2009, 2008 and 2007 was $ 6,331,248, $5,818,655 and $6,937,107, respectively, and is recorded in other income in the statement of operations.

23. Segment and Geographic Information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2009	2008	2007
Total sales:
United States	$632,047,071	$767,966,660	$657,603,189
Europe	20,806,685	92,572,683	328,710,235
Asia Pacific*	35,625,352	40,849,450	49,217,344
Taiwan	157,624,333	185,848,747	183,113,880
Japan	9,685,012	37,706,875	152,364,336
Mainland China	214,598,650	228,766,884	178,756,304
	$1,070,387,103	$1,353,711,299	$1,549,765,288

* Not including Taiwan, Japan, Mainland China

Revenue is attributed to countries based on headquarter of operations.

Substantially all of the Company’s long-lived assets are located in the PRC.

24. Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2009	2008	2007	2009	2008	2007
A	22%	22%	16%	21%	23%	14%
B	14%	14%	*	*	*	*
C	13%	13%	*	11%	*	*
D	*	*	18%	*	*	15%
E	*	*	*	*	*	13%
F	*	*	*	*	16%	*
G	*	*	*	*	18%	*
H	*	*	*	10%	*	*

	Other current assets			Receivable from sale of manufacturing equipment
	December 31,			December 31,
	2009	2008	2007	2009	2008	2007
F	*	50%	29%	*	83%	100%
G	*	*	*	*	17%	*

* Less than 10%.

25. Contingent Liability

In 2008, the Company entered into equipment purchase and cooperative manufacturing arrangements (the ‘‘Arrangements’’) with an unrelated semiconductor manufacturer (the ‘‘Counterparty’’). Such cooperative manufacturing arrangements ended in 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and demanded further information supporting the Counterparty’s claims. The Counterparty also filed a demand for dispute arbitration in late 2009 for a portion of the claims. The Company plans to continue its investigations and negotiations with the Counterparty. The total amount of the claims is approximately US$45 million. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statements as of and during the year ended December 31, 2009.

26. Litigation

Overview of TSMC Litigation:

Beginning in December 2003, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (‘‘TSMC’’) alleging infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 30, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the ‘‘2005 Settlement Agreement’’) and agreed to pay TSMC $175 million in installments over a period of six years.

In accounting for the 2005 Settlement Agreement, the Company determined that there were several components —settlement of litigation, covenant not to sue, patents licensed by the Company to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

26. Litigation (Continued)

Overview of TSMC Litigation: (Continued)

The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by the Company to TSMC qualify as assets under US GAAP.

The Company determined that the use of TSMC’s patent license portfolio prior and subsequent to the 2005 Settlement Agreement date qualify for assets under US GAAP. $16.7 million was allocated to the pre-2005 Settlement Agreement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the 2005 Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost (‘‘Deferred Cost’’) and was amortized over a six-year period, which represents the life of the licensed patent license portfolio.

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC Shanghai, SMIC Beijing and SMIC Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the 2005 Settlement Agreement, alleged breach of promissory notes related to the 2005 Settlement Agreement and alleged trade secret misappropriation by the Company. The Company filed counterclaims against TSMC in the same court in September 2006 and also filed suit against TSMC in Beijing in November 2006.

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the ‘‘2009 Settlement Agreement’’) which replaced the 2005 Settlement Agreement. The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years;

4)	Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, at a purchase price of HK$1.30 per share Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals; and

5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment for the 2009 Settlement Agreement:

In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement:

1)	Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

2)	TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

3)	Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately $40 million.

26. Litigation (Continued)

Accounting Treatment for the 2009 Settlement Agreement: (Continued)

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date. Further, all previously recorded Deferred Cost associated with the 2005 Settlement Agreement were immediately impaired and the Company recorded the related impairment loss of $27.5 million in the consolidated statements of operations. The commitment to grant shares and warrants was initially measured at fair value and is being accounted for as a derivative with all subsequent changes in fair value being reflected in the consolidated statements of operations. The Company recorded $269.6 million under operating expenses in the fourth quarter of fiscal 2009, and $30.1 million as non-operating expenses relating to the change in fair value of the derivative instruments. Interest expense associated with the promissory notes of $0.7 million was recorded in 2009.

27. Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% to 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $12,532,810, $11,039,680 and $7,223,644 for the years ended December 31, 2009, 2008 and 2007, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

28. Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (‘‘PRC GAAP’’) to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the Board of Directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $nil, $nil and $15,640,153 in 2009, 2008 and 2007, respectively.

29. Components of loss from operations

	2009	2008	2007
Loss (income) from operations is arrived at after charging
(crediting):
Auditors’ remuneration	$1,291,969	$1,584,925	$1,698,293
Amortization of land use rights	1,497,008	927,746	886,293
Foreign currency exchange loss (gain)	(3,122,135)	(8,195,569)	3,117,962
Bad debt expense	115,825,752	1,301,556	486,920
Inventory write-down	14,147,068	17,766,628	6,570,137
Staff costs inclusive of directors’ remuneration	$197,421,911	$190,942,366	$151,447,470

30. Directors’ Remuneration and Five Highest Paid Individuals

Directors

Details of emoluments paid by the Company to the directors of the Company in 2009, 2008 and 2007 are as follows:

	David					Richard		Yang						Jiang	Wang
	N.K.	Chen	Gao Yong	Edward S		Ru Gin	Tsuyoshi	Yuan	Ta-Lin	Lip-Bu	Henry		Albert	Shang	Zheng
	Wang	Shanzhi	Gang	Yang	Zhou Jie	Chang	Kawanishi	Wang	Hsu	Tan	Shaw	Fang Yao	Y. C. Yu	Zhou	Gang	Total
2009
Salaries and other benefits	$—	$—	$—	$—	$—	$273,029	$—	$—	$—	$—	$—	$—	$—	$—	$—	$273,029
Stock Option Benefits*	$—	$—	$—	$8,149	$—	$47,299	$8,149	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$88,044
Total	$—	$—	$—	$8,149	$—	$320,328	$8,149	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$361,073
2008
Salaries and other benefits	$—	$—	$—	$—	$—	$218,398	$—	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock Option Benefits*	$—	$—	$—	$—	$—	$144,300	$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$178,214
Total	$—	$—	$—	$—	$—	$362,698	$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$396,612
2007
Salaries and other benefits	$—	$—	$—	$—	$—	$195,395	$—	$—	$—	$—	$—	$—	$—	$—	$—	$195,395
Stock Option Benefits*	$—	$—	$—	$—	$—	$172,203	$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$—	$308,242
Total	$—	$—	$—	$—	$—	$367,598	$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$—	$503,637

30. Directors’ Remuneration and Five Highest Paid Individuals (Continued)

Directors (Continued)

The emoluments of the directors were within the following bands:

	2009	2008	2007
	Number of	Number of	Number of
	directors	directors	directors
HK$nil to HK$1,000,000 ($128,620)	11	8	9
HK$2,500,001 ($321,550) to HK$3,000,000 ($385,860)	1	1	1

The Company granted 6,000,000, nil and nil options to purchase ordinary shares of the Company to the directors in 2009, 2008 and 2007, respectively. During the year ended December 31, 2009, no stock options were exercised and 3,500,000 stock options were cancelled by the directors. The cancellation was due to the resign of two directors.

The Company granted nil, nil and nil restricted share units to purchase ordinary shares of the Company to the directors in 2009, 2008 and 2007, respectively. During the year ended December 31, 2009, 500,000 restricted share units automatically vested and no restricted share units were cancelled.

In 2009, 2008 and 2007, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office.

Five highest paid employees’ emoluments

Of the five individuals with the highest emoluments in the Company, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four in 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Salaries and other benefits	$1,147,923	$941,001	$586,065
Bonus	—	—	237,969
Stock option benefits	182,730	232,296	283,125
Total emoluments	$1,330,653	$1,173,297	$1,107,159

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

Their emoluments were within the following bands:

	2009	2008	2007
	Number of	Number of	Number of
	individuals	individuals	individuals
HK$1,500,000 ($192,930)	1	1	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	3	3	3
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	1	1	1
HK$2,500,001 ($321,550) to HK$4,500,000 ($578,790)	—	—	1

31. Differences Between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (‘‘IFRS’’). The significant differences relate principally to share-based payments to employees and non-employees, presentation of noncontrolling interest, convertible financial instruments and assets held for sale.

(i)	In regard to accounting treatment for share-based payments, IFRS 2, ‘‘Share Based Payment’’, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value based method for the years prior to January 1, 2006.

Under US GAAP, prior to January 1, 2006, the Company was able to account for stock-based compensation issued to employees using either intrinsic value method or fair value based method and the Company adopted the intrinsic value method of accounting for its stock options to employees.

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.

Effective January 1, 2006, the Company began to recognize share-based compensation based on the grant date fair value of the award similar to IFRS 2. In addition, the Company no longer recorded deferred share-based compensation related to unvested share options in equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

(ii)	Under IFRS, noncontrolling interest is presented in the equity section while under US GAAP noncontrolling interest is presented outside of equity, between liabilities and equity.

Under IFRS, the portion of profit and loss attributable to the noncontrolling interest and to the parent entity is separately disclosed on the face of the income statement. Under US GAAP, amounts attributable to the noncontrolling interest are presented as a component of net income or loss.

(iii)	Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

31. Differences Between US GAAP and International Financial Reporting Standards (Continued)

(iv)	Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as operating leases and represent lease pre-payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset classification is not required under US GAAP.

(v)	IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company considered the operating loss in SMIB to be an impairment indicator for its long-lived assets in SMIB and evaluated whether or not such assets have been impaired at December 31, 2007. The undiscounted expected future cash flows are in excels of the carrying amount of the relevant long-lived assets and no impairment loss was required to be recognized under US GAAP in 2007. However, under IFRS, the estimated recoverable value derived from a discounted expected cash flow is less than the carrying value of those long-lived assets. As such, the Company has recognized an impairment loss of US$105,774,000 for the year ended December 31, 2007 under IFRS.

The Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company’s Board of Directors decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to the plant and equipment in the Company’s Beijing facility. Based on a detailed analysis, the Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets under US GAAP in 2008.

The difference in timing of recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods when the long-lived assets are fully depreciating.

31. Differences Between US GAAP and International Financial Reporting Standards (Continued)

(vi)	Under US GAAP, income (loss) from equity investment is presented as a separate item before net income (loss) on net of tax basis.

Under IFRS, the income (loss) from equity investment is presented as a component of income (loss) before income tax benefit (expense).

The adjustments necessary to restate loss attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

		2009	2008	2007
Net loss under
US GAAP		$(962,477,542)	$(432,380,240)	$(22,324,405)
IFRS adjustments:
i)	Reverse of cumulative effect of a change in
	accounting principle for share-based payment	—	—	—
ii)	Presentation of noncontrolling interest	—	3,055,592	(2,856,258)
v)	Impairment of long-lived assets	—	105,774,000	(105,774,000)
v)	Depreciation of long-lived assets	(2,569,243)	4,633,535	—
Net loss under IFRS		$(965,046,785)	$(318,917,113)	$(130,954,663)
Net loss per share under IFRS		$(0.04)	$(0.02)	$(0.01)
Equity as reported under
US GAAP		$1,796,240,383	$2,749,364,501	$3,012,519,022
ii)	Presentation of noncontrolling interest	—	—	34,944,408
v)	Impairment of long-lived assets	—	—	(105,774,000)
v)	Depreciation of long-lived assets	2,064,292	4,633,535	—
Equity under IFRS		$1,798,304,675	$2,753,998,036	$2,941,689,430
Current liabilities as reported under
US GAAP		$1,031,522,572	$899,772,911	$930,190,120
ii)	Presentation of Series A shares	34,841,507	42,795,288	—
Under IFRS		$1,066,364,079	$942,568,199	$930,190,120
Land use rights, net — current portion as reported under
US GAAP		$—	$—	$—
IFRS adjustment
iv)	Current portion adjustment for land use right	1,540,271	1,442,730	1,054,777
Under IFRS		$1,540,271	$1,442,730	$1,054,777
Land use rights, net
As reported under
	US GAAP	$78,111,788	$74,293,284	$57,551,991
	IFRS adjustments
	iv) Current portion adjustment for land use right	(1,540,271)	(1,442,730)	(1,054,777)
Under IFRS		$76,571,517	$72,850,554	$56,497,214
Plant and equipment
As reported		$2,251,614,217	$2,963,385,840	$3,202,957,665
IFRS adjustments
v)	Impairment of long lived assets	—	—	(1,054,777)
v)	Depreciation of long lived assets	2,064,292	4,633,535	—
Under IFRS		$2,253,678,509	$2,968,019,375	$3,097,183,665

31. Differences Between US GAAP and International Financial Reporting Standards (Continued)

(vi)	(Continued)

		2009	2008	2007
Additional paid-in capital as reported under
US GAAP		3,499,723,153	3,489,382,267	3,313,375,972
IFRS adjustments
i)	Retrospective adjustment on adoption of IFRS 2	30,388,316	30,388,316	30,388,316
i)	Reverse of cumulative effect of a change in
	accounting principle	5,153,986	5,153,986	5,153,986
iii)	Carry forward prior year’s adjustment on deemed
	dividend	(55,956,051)	(55,956,051)	(55,956,051)
Under IFRS		$3,479,309,404	$3,468,968,518	$3,292,962,223
Accumulated deficit as reported under
US GAAP		(1,712,046,962)	(748,509,757)	(308,278,637)
IFRS adjustments
i)	Carried over impact under IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i)	Reverse of cumulative effect of a change in
	accounting principle	(5,153,986)	(5,153,986)	(5,153,986)
iv)	Carry forward prior year’s adjustment on deemed
	dividend	55,956,051	55,956,051	55,956,051
v)	Impairment of long-lived assets	—	—	(105,774,000)
v)	Depreciation of Long-lived assets	2,064,292	4,633,535	—
Under IFRS		$(1,689,568,921)	$(723,462,473)	$(393,638,888)
Cost of sales as reported under
US GAAP		1,184,589,553	1,412,851,079	1,397,037,881
IFRS adjustments
v)	Depreciation of Long-lived assets	2,569,243	(4,633,535)	—
Under IFRS		$1,187,158,796	$1,408,217,544	$1,397,037,881
Operating expenses as reported under
US GAAP		849,714,341	317,797,068	188,659,217
IFRS adjustments
v)	Impairment of long-lived assets	—	(105,774,000)	105,774,000
Under IFRS		$849,714,341	$212,023,068	$294,433,217
Interest expenses as reported under
US GAAP		24,699,336	50,766,958	37,936,126
IFRS adjustments
ii)	Impairment of long-lived assets	1,059,663	4,795,288	—
Under IFRS		$25,758,999	$55,562,246	$37,936,126
Income (loss) before tax as reported under
US GAAP		(1,007,319,642)	(405,503,036)	(48,031,515)
IFRS adjustments
v)	Impairment of long-lived assets	—	105,774,000	(105,774,000)
v)	Depreciation of long-lived assets	(2,569,243)	4,633,535	—
vi)	Presentation of income (loss) from equity investment	(1,782,142)	(444,211)	(4,012,665)
ii)	Accretion of interest on Series A shares	(1,059,663)	(4,795,288)	—
Under IFRS		$(1,012,730,690)	$(300,335,000)	$(157,818,180)

31. Differences Between US GAAP and International Financial Reporting Standards (Continued)

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2009, 2008 and 2007, and details of which are set out as below:

(a)	Inventory valuation

Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as ‘‘market’’.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is ‘’more likely than not’’ that some portion or all of the deferred tax assets will be realized. ‘‘More likely than not’’ is defined as a likelihood of more than 50%.

With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is ‘‘substantively enacted’’. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

(c)	Research and development costs

IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

  its intention to complete the intangible asset and use or sell it;

  its ability to use or sell the intangible asset;

  how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

31. Differences Between US GAAP and International Financial Reporting Standards (Continued)

(c)	Research and development costs (Continued)

  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

  its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

  those incurred on behalf of other parties under contractual arrangements;

  those that are unique for enterprises in the extractive industries;

  certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

  certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

CLOSURE OF REGISTER OF MEMBERS

Those shareholders whose names appear on the register of the Company on June 3, 2010 (Thursday) will be qualified to attend and vote at the annual general meeting of the Company to be held on June 3, 2010 (Thursday). The Register of Members of the Company will be closed from May 31, 2010 (Monday) to June 3, 2010 (Thursday), both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending and voting at the annual general meeting of the Company to be held on June 3, 2010 (Thursday), all transfer documents, accompanied by the relevant share certificates, must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on May 28, 2010 (Friday).

SHARE CAPITAL

During the year ended December 31, 2009, the Company issued 415,000 ordinary shares under the 2004 Stock Option Plan pursuant to the exercise of options. The Company issued 6,038,800 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers, and service providers of the Company (‘‘eligible participants’’) pursuant to the Company’s 2001 Stock Plan and 39,500,430 ordinary shares to certain of eligible participants pursuant to the 2004 Equity Incentive Plan of the Company (the ‘‘EIP’’).

During the year ended December 31, 2009, the Company did not repurchase any ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the ‘‘2001 Preference Shares Plan’’) or the Company’s 2001 Stock Plan.

Number of
Ordinary Shares
Outstanding
Outstanding Share Capital as at December 31, 2009	22,375,886,604

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (‘‘Restricted Share Units’’) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1, 2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units pursuant to which the Company issued an aggregate of 2,039,716 ordinary shares to its eligible participants on or around January 1, 2007 and July 1, 2007. For the twelve months ended December 31, 2007, the Compensation Committee granted a total of 40,519,720 Restricted Share Units. For the twelve months ended December 31, 2008, the Compensation Committee granted a total of 41,907,100 Restricted Share Units. For the twelve months ended December 31, 2009, the Compensation Committee granted a total of 787,797 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) are approximately as follows:

Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of
Vesting Dates	eligible participants prior to vesting)
2009
1-Jan	21,215,236
19-Jan	12,500
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	125,000
25-Apr	50,000
29-Apr	350,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	125,000
21-Jun	75,000
1-Jul	937,236
1-Aug	640,000
1-Sep	10,367,188
13-Sep	250,000
1-Oct	782,500
16-Oct	222,216
27-Oct	50,000
1-Nov	250,000
14-Nov	50,000
1-Dec	26,930
6-Dec	100,000
12-Dec	75,000

Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of
Vesting Dates	eligible participants prior to vesting)
2010
1-Jan	21,391,985
19-Jan	12,500
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	75,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	125,000
21-Jun	75,000
1-Jul	640,090
1-Sep	682,000
16-Sep	75,000
1-Oct	782,500
16-Oct	222,216
27-Oct	50,000
1-Nov	250,000
14-Nov	50,000
1-Dec	26,930
6-Dec	100,000
12-Dec	75,000

Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of
Vesting Dates	eligible participants prior to vesting)
2011
1-Jan	14,682,638
2-Jan	11,750
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	25,000
19-Mar	13,320
1-Apr	75,000
1-May	75,000
13-May	12,500
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	125,000
21-Jun	75,000
1-Jul	430,000
1-Sep	24,500
16-Oct	150,000
27-Oct	50,000
1-Nov	250,000
14-Nov	50,000
12-Dec	75,000
2012
1-Jan	8,417,888
2-Jan	11,750
21-Jan	200,000
29-Jan	75,000
1-Feb	20,000
13-Feb	75,000
16-Feb	75,000
1-Apr	75,000
13-May	12,500
22-May	8,750
27-Oct	50,000
14-Nov	50,000
2013
1-Jan	82,500
2014
1-Jan	11,750

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

Other than repurchases by the Company of ordinary shares from employees pursuant to the terms of the 2001 Stock Plans, as disclosed in the paragraph (Share Capital) above, the Company has not repurchased, sold or redeemed any additional ordinary shares in 2009.

No shares were repurchased during the year 2009.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The HKSE’s Code on Corporate Governance Practices (the ‘‘CG Code’’) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the ‘‘Code Provisions’’) and recommended best practices to which an issuer is encouraged to comply (the ‘‘Recommended Practices’’). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, respectively) (the ‘‘CG Policy’’). The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under ‘‘Corporate Governance’’, incorporates all of the Code Provisions of the CG Code except for paragraph E1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices.

In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2009 to December 31, 2009, in compliance with the CG Policy.

COMPLIANCE WITH MODEL CODE ON SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted an Insider Trading Compliance Program (the ‘‘Insider Trading Policy’’) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2009. he senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended December 31, 2009.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on June 3, 2010. For details of the Annual General Meeting please refer to the Notice of Annual General Meeting which is expected to be published on or about April 29, 2010.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2009 will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to shareholders of the Company in due course.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. David N.K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC April 26, 2010

* For identification only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International
Corporation

Date: May 11, 2010	By:	/s/ Dr. David N.K. Wang
		Name:	Dr. David N.K. Wang
		Title:	President, Chief Executive Officer, Executive Director